SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

CELL THERAPEUTICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

150934404
(CUSIP Number)

August 14, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o Rule 13d-1(b)

☒ Rule 13d-1(c)

o Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	150934404

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person	13-3216325

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	26,800 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	26,800 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	26,800 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0% (2)

12) Type of Reporting Person	HC/CO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 9,754,944 shares of common stock, or 7.0% of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	150934404

1) Name of Reporting Person	Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person	13-2518466

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	1,600 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	1,600 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	1,600 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0%(2)

12) Type of Reporting Person	BD/CO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 1,600 shares of common stock, or 0 % of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	150934404

1) Name of Reporting Person	Lehman Brothers U.K. Holdings (Delaware) Inc.

S.S. or I.R.S. Identification No. of Above Person	22-3335453

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	25,200 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	25,200 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	25,200 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0%(2)

12) Type of Reporting Person	CO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 9,753,344 shares of common stock, or 7.0% of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	150934404

1) Name of Reporting Person	Lehman Brothers Holdings Plc.

S.S. or I.R.S. Identification No. of Above Person	52-2038706

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	25,200 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	25,200 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	25,200 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0%(2)

12) Type of Reporting Person	OO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 9,753,344 shares of common stock, or 7.0% of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	150934404

1) Name of Reporting Person	LB Holdings Intermediate 1 Ltd.

S.S. or I.R.S. Identification No. of Above Person	N/A

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	England

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	25,200 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	25,200 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	25,200 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0%(2)

12) Type of Reporting Person	OO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 9,753,344 shares of common stock, or 7.0% of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	150934404

1) Name of Reporting Person	LB Holdings Intermediate 2 Ltd.

S.S. or I.R.S. Identification No. of Above Person	N/A

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	England

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	25,200 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	25,200 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	25,200 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0%(2)

12) Type of Reporting Person	OO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 9,753,344 shares of common stock, or 7.0% of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

CUSIP No.	150934404

1) Name of Reporting Person	Lehman Brothers International (Europe)

S.S. or I.R.S. Identification No. of Above Person	98-0338449

2) Check the Appropriate Box if a Member of a Group	(a) o
(b) o

3) SEC Use Only

4) Citizenship or Place of Organization	United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:
5)	Sole Voting Power	25,200 (1)

6)	Shared Voting Power	-0-

7)	Sole Dispositive Power	25,200 (1)

8)	Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	25,200 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	o

11) Percent of Class Represented by Amount in Row 9	0%(2)

12) Type of Reporting Person	OO

(1) As of August 21, 2008. Beneficial ownership as of August 14, 2008 was 9,753,344 shares of common stock, or 7.0% of the Issuer's outstanding common stock.

(2) Based on 139,761,841 shares of common stock outstanding on July 31, 2008 as reported on the Form 10-Q for the quarter ended June 30, 2008.

Item 1(a).	Name of Issuer:

Cell Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

501 Elliott Avenue West
Suite 400
Seattle, Washington 98119

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman Brothers Inc. Lehman Brothers U.K. Holdings (Delaware) Inc. Lehman Brothers Holdings Plc. LB Holdings Intermediate 1 Ltd. LB Holdings Intermediate 2 Ltd. Lehman Brothers International (Europe)

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers U.K. Holdings (Delaware) Inc.
745 Seventh Avenue
New York, New York 10019
Lehman Brothers Holdings Plc.
25 Bank Street
London, E14 5LE, England
LB Holdings Intermediate 1 Ltd.
25 Bank Street
London, E14 5LE, England
LB Holdings Intermediate 2 Ltd.
25 Bank Street
London, E14 5LE, England

Lehman Brothers International (Europe)
25 Bank Street London, E14 5LE, England

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware. LBI is a broker-dealer registered under Section 15 of the Act.

Lehman Brothers U.K. Holdings (Delaware) Inc., (“LB UK Holdings”) is a corporation organized under the laws of the State of Delaware.
Lehman Brothers Holdings Plc (“LB Holdings Plc”) is a public limited company formed under the laws of the United Kingdom.

LB Holdings Intermediate 1 Ltd. (“LBH Intermediate 1”) is a limited company formed under the laws of England.
LB Holdings Intermediate 2 Ltd. (“LBH Intermediate 2”) is a limited company formed under the laws of England.
Lehman Brothers International (Europe) (“LBIE”) is a unlimited liability company formed under the laws of the United Kingdom.
Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

150934404

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) o A broker or dealer under Section 15 of the 1934 Act

(b) o A bank as defined in Section 3(a)(6) of the 1934 Act
(c) o An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) o An investment company registered under Section 8 of the Investment Company Act of 1940
(e) o An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) o An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) o A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) o A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) o A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LBI is the actual owner of 1,600 shares of common stock reported herein. LBI is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of common stock owned by LBI.

LBIE is the actual owner of 25,200 shares of common stock reported herein. LBIE is wholly-owned by LBH Intermediate 2, a majority of which is owned by LBH Intermediate 1. LBH Intermediate I is wholly-owned by LB Holdings Plc, a majority of which owned LB UK Holdings LB UK Holdings is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LBH Intermediate 2, LBH Intermediate 1, LB Holdings Plc, LB UK Holdings and Holdings may be deemed to be the beneficial owners of the shares of common stock owned by LBIE.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

o

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS U.K. HOLDINGS (DELAWARE) INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS HOLDINGS PLC

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

LB HOLDINGS INTERMEDIATE 1 LTD

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

LB HOLDINGS INTERMEDIATE 2 LTD

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: August 25, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS U.K. HOLDINGS (DELAWARE) INC.

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS HOLDINGS PLC

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

LB HOLDINGS INTERMEDIATE 1 LTD

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

LB HOLDINGS INTERMEDIATE 2 LTD

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By:	/s/ Gwen J. Zeisler
Name: Gwen J. Zeisler
Title: Attorney-in-fact